Form 51-102F3
MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

1.     Name and Address of Company

Asanko Gold Inc. ("Asanko" or the "Company")
Suite 700, 1199 West Hastings Street
Vancouver, British Columbia
Canada V6E 3T5

2.      Date of Material Changes

December 17, 2013.

3.     News Release

A news release describing the material change was issued both by the Company and PMI Gold Corporation ("PMI") on December 17, 2013 through Marketwire and also filed on SEDAR.

4.      Summary of Material Change

On December 17, 2013, PMI and Asanko announced that they had entered into a definitive arrangement agreement (the "Arrangement Agreement") pursuant to which Asanko will acquire all of the issued and outstanding common shares of PMI ("PMI Shares") by way of a court-approved plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia) (collectively, the "Business Combination").

Pursuant to the Arrangement Agreement, each PMI shareholder will receive 0.21 common shares of Asanko ("Asanko Shares") for each PMI Share held (the "Exchange Ratio"). As a result of the Arrangement, PMI will become a wholly-owned subsidiary of Asanko. Following the completion of the Arrangement, existing Asanko and PMI shareholders will each own approximately 50% of Asanko. Asanko will maintain its listing on the Toronto Stock Exchange (the "TSX") and the NYSE MKT Equities Exchange (the "NYSE MKT") following completion of the Arrangement.

5.      Full Description of Material Change

On December 17, 2013, PMI and Asanko announced that they had entered into the Arrangement Agreement whereby Asanko will acquire all of the PMI Shares.

Under the terms of the Arrangement Agreement, each PMI shareholder will receive 0.21 Asanko Shares for each PMI Share held. As a result of the Arrangement, PMI will become a wholly-owned subsidiary of Asanko. Following the completion of the Arrangement, existing Asanko and PMI shareholders will each own approximately 50% of Asanko.

The Business Combination will be subject to Court and stock exchange approvals as well as approval by (i) at least 2/3 of the votes cast by PMI shareholders, and (ii) at least a simple majority of the votes cast by PMI shareholders, after excluding the votes cast by Macquarie Group Limited whose votes may not be included in determining minority approval for the Business Combination by virtue of the fact that one of its affiliates, Macquarie Capital Markets Canada Ltd., is being compensated for acting as PMI's financial advisor. Asanko shareholders are required to approve the issuance of the Asanko Shares to PMI shareholders as part of the Business Combination by a simple majority of votes cast. The Asanko and PMI shareholder meetings will both be held on the same day, targeted for late January 2014. In addition to the foregoing, the Business Combination is subject to the satisfaction of other customary closing conditions and deliveries. A copy of the Arrangement Agreement was separately filed on SEDAR on December 17, 2013 and a summary will be included in the joint management information circular.

The total consideration payable pursuant to the Arrangement Agreement values PMI's undiluted equity at approximately C$183 million. Pursuant to the transaction, Asanko expects to issue approximately 86.9 million common shares on an undiluted basis. Pro-forma after the Business Combination, Asanko will have approximately 172.0 million Asanko Shares, 9.6 million options and 9.6 million warrants outstanding, and PMI performance rights, which if performance criteria are satisfied, will convert into an additional 0.3 million Asanko Shares. These figures include PMI options and warrants adjusted as to number and exercise price based on the Exchange Ratio.

Asanko will maintain its TSX and NYSE MKT listings but does not intend to list on the Australian Securities Exchange (the "ASX"). Asanko will endeavour to establish a share sale facility available for PMI's ASX shareholders through an agent who will effect trades over these markets on behalf of former ASX shareholders who do not want to arrange trades over North American stock exchanges for themselves. In the United States, the issuance of securities of Asanko under the Combination will be conducted in reliance on the exemption from registration requirements found in section 3(a)(10) of the Securities Act of 1933. Asanko will continue to be a foreign private issuer under United States securities laws.

The Arrangement Agreement includes mutual deal protection provisions, including mutual promises of no soliciting competing proposals, a break fee of C$9,400,000 in the event of an unsolicited superior proposal, irrevocable lock-up agreement from Macquarie Group Limited, a key PMI shareholder which holds approximately 13.1% of the issued and outstanding PMI Shares. In addition, PMI has obtained a lock-up from Sun Valley Gold LLC which holds approximately 6.9% of the issued and outstanding PMI Shares and Asanko has obtained a lock-up from Highland Park SA which holds approximately 9.6% of the issued and outstanding Asanko Shares. In the event an unsolicited superior proposal is received by a party, the other has a right to match and customary fiduciary-out provisions allow the directors of a party to recommend an unsolicited superior proposal subject to the break fee and the other party's right to match. Officers and Directors of both companies have also entered into voting support and lock-up agreements (totaling 1.6% for Asanko and 1.3% for PMI).

Both companies' Boards of Directors have determined that the proposed Business Combination is in the best interests of their respective companies based on a number of factors, including verbal fairness opinions received from each of their respective financial advisors. These verbal opinions are subject to certain assumptions and limitations and opine on the fairness, from a financial point of view. Written fairness opinions will be set out in the joint management information circular. Each company's Board of Directors has unanimously approved the terms of the Business Combination and will recommend that their respective shareholders vote in favor of the Business Combination at their respective shareholder meetings.

6.      Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.      Omitted Information

Not applicable.

8.      Executive Officer
Peter Breese
President and Chief Executive Officer, Asanko Gold Inc.
Tel: 604-683-8193

9.      Date of Report

December 18, 2013.